UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Nutex Health Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
67079U 108
(CUSIP Number)

Micro Hospital Holding LLC

Attn: Thomas D. Vo

6030 S. Rice Ave. Suite C

Houston, TX 77081

(713) 357-2530

with a copy to:

Gislar Donnenberg

Locke Lord LLP

600 Travis, Suite 2800

Houston, TX 77002

(713) 226-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.	67079U 108
1	NAMES OF REPORTING PERSONS
Micro Hospital Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
267,728,389
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
267,728,389
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,728,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.5897% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Based upon 643,736,691 shares of Common Stock outstanding as of April 1, 2022, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

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CUSIP No.	67079U 108
1	NAMES OF REPORTING PERSONS
Thomas T. Vo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
267,728,389
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
267,728,389
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,728,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.5897% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 643,736,691 shares of Common Stock outstanding as of April 1, 2022, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share, of Nutex Health Inc., a Delaware corporation, with principal executive offices located at 6030 S. Rice Ave., Suite C, Houston, Texas 77081.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Thomas T. Vo MD, the Chairman and Chief Executive Officer of the Company, and (ii) Micro Hospital Holding LLC (the “Reporting Persons”). Dr. Vo owns 100% of Micro Hospital Holding LLC and is its sole manager.

(b) The principal business address for the Reporting Persons is 6030 S. Rice Ave., Suite C, Houston, Texas 77081

(c) The principal occupation of Dr. Vo is to act as the Chief Executive Officer and Chairman of the Company and the principal business of Micro Hospital Holding LLC is to hold shares of Common Stock of Nutex Health Inc.

No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(d) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Dr. Vo is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

On April 1, 2022, Nutex Health Inc. (formerly Clinigence Holdings, Inc.), a Delaware corporation (the “Company”), completed its business combination with Nutex Health Holdco LLC (“Nutex Holdco”) following the satisfaction or waiver of the conditions set forth in the Agreement and Plan of Merger, dated as of November 23, 2021, among the Company, Nutex Acquisition LLC (“Merger Sub”), Micro Hospital Holding LLC (“MHH”) (solely for the purposes of certain sections), Nutex Health LLC (solely for the purposes of certain sections) and Thomas T. Vo, solely in his capacity as the representative of the equityholders of Nutex (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Nutex, with Nutex surviving as a wholly owned subsidiary of the Company (the “Merger”).

In connection with the Merger Agreement, Nutex Holdco entered into Contribution Agreements with holders of equity interests (“Nutex Members”) of subsidiaries and affiliates of Nutex Holdco and MHH (collectively, the “Nutex Subsidiaries”) pursuant to which such Nutex Members, including MHH, agreed to contribute all or a portion of their equity interests in the Nutex Subsidiaries to Nutex Holdco in exchange for corresponding equity interests in Nutex Holdco (collectively, the “Contribution Transaction”), with the consummation of the Contribution Transaction occurring immediately prior to the Effective Time.

In connection with the Merger and as of the effective time of the Merger (the “Effective Time”) each unit representing an equity interest in Nutex Holdco issued and outstanding immediately prior to the Effective Time of the Merger (a “Nutex Membership Interest”) was converted into the right to receive 3.571428575 (the “Exchange Ratio”) shares of common stock of the Company, par value $0.001 per share (the “Company Common Stock”), as adjusted as set forth in the Merger Agreement, that results in the former Nutex equityholders having a right to receive an aggregate of 592,791,712 shares of Company Common Stock.

Accordingly, in the merger, MHH received 267,728,389 shares of Company Common Stock in exchange for its membership interests in Nutex Holdco.

Also in connection with the Merger, Thomas D. Vo, MD, became Chairman of the board of directors of the Company, following his election at the special meeting of the shareholders of the Company on March 16, 2022, and effective April 1, 2022 was appointed Chief Executive Officer of the Company. Dr. Vo is the 100% owner of MHH, and as such is the indirect beneficial owner of the 267,728,389 shares of Company Common Stock held by MHH. Such shares represent a 41.5897% ownership interest in the Company, based on 643,736,691 shares of Company Common Stock outstanding immediately after the Effective Time.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

(a) Micro Hospital Holding LLC is the direct beneficial owner of 267,728,389 shares of Common Stock, representing 41.5897% of the outstanding Common Stock of the Company based on 643,736,691 shares of Company Common Stock outstanding immediately after the Effective Date. Thomas D. Vo, MD, the Chairman and Chief Executive Officer of the Company and the 100% owner and sole manager of MHH, is the indirect beneficial owner of such shares.

(b) Each of Micro Hospital Holding LLC and Thomas D. Vo, in his capacity as the 100% owner and sole manager of MHH, has the sole power to vote and to dispose the 267,728,389 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Lock-Up Agreement. On April 1, 2022, each member of Nutex Holdco, including MHH, entered into a Lock-Up Agreement agreeing not to, without the prior written consent of the Company and except in limited circumstances (i) offer, pledge, sell, contract to sell, sell any option or contract purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of their shares of Company Common Stock received in the Merger or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such shares.

The lock-up restrictions terminate with respect to one-third of the shares of Company Common Stock issued in connection with the Merger immediately following each of (i) six months after the Effective Time of the Merger, (ii) twelve months after the Effective Time of the Merger and (iii) eighteen months after the Effective Time of the Merger.

Registration Rights Agreement. Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”) dated as of April 1, 2022, among Nutex Health Inc., Nutex Holdco and the former Nutex equityholders, including MHH, the Company has agreed to file a resale registration statement to register the shares of Company Common Stock received by the former Nutex equityholders, including MHH, as promptly as possible but in no event more than three months following the Effective Time of the Merger and to use its commercially reasonable efforts to have it declared effective no later than six months after the Effective Time of the Merger. The Company has agreed to use its commercially reasonable efforts to maintain the effectiveness of the resale registration statement continuously until the date that is the earlier of (i) two years following the effectiveness of the resale registration statement or (ii) the date that is the earlier of (A) the date that all securities covered by the resale registration statement may be sold by the holders under Rule 144 (and without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or Rule 144(i)(2), if applicable)) or (B) the date on which the holders no longer hold any securities covered by the resale registration statement.

The Registration Rights Agreement terminates on the earlier of (i) the date when there are no shares subject to the Registration Rights Agreement or (ii) the dissolution or liquidation of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Agreement and Plan of Merger dated as of November 23, 2021 among Clinigence Holdings, Inc., Nutex Acquisition LLC, Nutex Health Holdco LLC, Micro Hospital Holding LLC (solely for the purposes of certain Sections ), Nutex Health LLC (solely for the purposes of certain Sections) and Thomas T. Vo in his capacity as the Nutex Representative
99.2	Registration Rights Agreement, dated as of April 1, 2022, among Nutex Health Inc., Nutex Holdco and the Former Nutex Equityholders (Filed herewith)
99.3	Lock-Up Agreement, dated as of April 1, 2022, by and among each member of Nutex Holdco (Filed herewith)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022	MICRO HOSPITAL HOLDING LLC

/s/ Thomas D. Vo
By: Thomas D. Vo Its: Manager

THOMAS D. VO

/s/ Thomas D. Vo
Thomas D. Vo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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